UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form N-SAR	☐ Form 20-F ☐ Form N-CSR	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D
     For Period Ended: July 2, 2005
     ☐     Transition Report on Form 10-K
     ☐     Transition Report on Form 20-F
     ☐     Transition Report on Form 11-K
     ☐     Transition Report on Form 10-Q
     ☐     Transition Report on Form N-SAR
     For the Transition Period Ended:
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I
REGISTRANT INFORMATION
Doane Pet Care Company

(Full name of registrant)
210 Westwood Place South, Suite 400

(Address of principal executive office)
Brentwood, Tennessee, 37027

(City, state and zip code)

PART II
RULE 12b-25 (b) and (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or the subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.
     The Company recently commenced a review of certain of its internal controls and procedures, which is not yet complete. Until such review is complete, the Company will not file its quarterly report on Form 10-Q for the quarterly period ended July 2, 2005 (the “Form 10-Q”). The Company expects to file the Form 10-Q on or before August 22, 2005.
PART IV
OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification:

Philip K. Woodlief	(615) 373-7774

(Name)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or Section 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes          ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes          ☑ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
SIGNATURE
Doane Pet Care Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2005	By:	/s/ PHILIP K. WOODLIEF
Philip K. Woodlief
Vice President, Finance and Chief Financial Officer